September 15, 2022

VIA EDGAR TRANSMISSION

Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Robert Shapiro
Doug Jones

Re: Grocery Outlet Holding Corp.
Form 10-K for the Fiscal Year Ended January 1, 2022
Filed March 2, 2022
Form 10-Q for the Interim Period Ended July 2, 2022
Filed August 10, 2022
File No. 001-38950

Dear Mr. Shapiro and Mr. Jones,
We submit this letter in response to the comments provided by the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") on August 16, 2022, with respect to the above-referenced filings of Grocery Outlet Holding Corp. (the "Company", "we", "us", "our"). The Company has included the comments from the Staff’s letter in italics and included the Company’s response directly below.
Form 10-K for the Fiscal Year Ended January 1, 2022
Operating Metrics and Non-GAAP Financial Measures
GAAP to Non-GAAP Reconciliations, page 49
1.Please explain to us why you continue to make adjustments for "non-cash rent" and "provision for accounts receivable reserves" in calculating your non-GAAP financial measures "Adjusted Net Income" and "Adjusted EBITDA." Our understanding from our review of your fiscal 2019 Form 10-K is that you would consider removing them effective with the Form 10-K for fiscal 2020.
Response:
The Company advises the Staff that the Company proposes to no longer make adjustments for "non-cash rent" and "provision for accounts receivable reserves" to the extent we include such non-GAAP measures in future filings with and furnished documents to the SEC, beginning with the fourth quarter earnings release and Form 10-K filing for fiscal 2022. Consistent with the Company’s prior practice of transparency and to facilitate investor understanding, we will provide appropriate transition disclosures for the periods presented in the earnings release and Form 10-K filing for fiscal 2022, including highlighting the changes and providing updated definitions and reconciliation tables reflecting the revised and previous definitions. Thereafter, the Company will also conform the presentation of prior comparative periods to reflect the revised definition.

The Company respectfully submits to the SEC that we believe that revising such non-GAAP measures on our proposed timeframe is in the best interests of our stockholders, as it will mitigate confusion of investors and analysts as well as reduce stock volatility for the following reasons:
•Investors and analysts have used these supporting non-GAAP financial performance measures in financial models of the Company as consistently presented in fiscal 2021 and fiscal 2022.
•The Company has provided guidance in our earnings releases and had detailed discussions on earnings calls regarding these existing fiscal 2022 non-GAAP measures during the first and second quarters of fiscal 2022.
•Investors may be harmed by irrational stock volatility if the Company disclosed a meaningful reduction in fiscal 2022 third quarter non-GAAP earnings compared to the Company’s prior commentary on third quarter expectations and resulting investor expectations.
•The Company believes that a more orderly transition would occur if the Company reports revised non-GAAP metrics for the full fiscal year ended December 31, 2022 as opposed to the third quarter ended October 1, 2022. At that time, the Company would similarly address investor and analyst inquiries in our year-end earnings call, with the benefit of having the context of full fiscal 2022 performance and establishing initial fiscal 2023 guidance utilizing the revised non-GAAP definitions. The Company has a proven track record of success mitigating investor confusion by updating non-GAAP disclosures consistent with this proposed timing, as it aligns with the timing of the Company’s prior non-GAAP update at the end of fiscal 2020.
•The existing non-GAAP disclosures do not contain an untrue statement of a material fact and are not misleading.
For the Staff’s reference, set forth below is an illustrative example of the planned future Form 10-K GAAP to Non-GAAP reconciliations using the latest two fiscal years:
GAAP to Non-GAAP Reconciliations
The following tables provide a reconciliation from our GAAP net income to EBITDA and adjusted EBITDA, GAAP net income to adjusted net income, and our GAAP earnings per share to adjusted earnings per share for the periods presented (amounts in thousands, except per share data):

	Fiscal Year Ended
	January 1, 2022	January 2, 2021
Net income	$62,310	$106,713
Interest expense, net	15,564	20,043
Income tax expense (benefit)	15,191	(19,579)
Depreciation and amortization expenses (1)	71,124	58,051
EBITDA	164,189	165,228
Share-based compensation expenses (2)	17,615	38,084
Asset impairment and gain or loss on disposition (3)	1,241	1,727
Other (4)	(153)	7,666
Adjusted EBITDA, revised definition	$182,892	$212,705

Revised definition no longer adjusts for:
Non-cash rent (5)	10,753	10,673
Provision for (write-off of) accounts receivable reserves (6)	4,813	(456)
Adjusted EBITDA, previous definition	$198,458	$222,922

	Fiscal Year Ended
	January 1, 2022	January 2, 2021
Net income	$62,310	$106,713
Share-based compensation expenses (2)	17,615	38,084
Asset impairment and gain or loss on disposition (3)	1,241	1,727
Other (4)	(153)	7,666
Amortization of purchase accounting assets and deferred financing costs (7)	11,821	11,808
Tax adjustment to normalize effective tax rate (8)	(5,928)	(44,089)
Tax effect of total adjustments (9)	(8,280)	(16,600)
Adjusted net income, revised definition	$78,626	$105,309
GAAP earnings per share
Basic	$0.65	$1.16
Diluted	$0.63	$1.08
Adjusted earnings per share, revised definition
Basic	$0.82	$1.15
Diluted	$0.79	$1.07

Revised definition no longer adjusts for:
Non-cash rent (5)	10,753	10,673
Provision for (write-off of) accounts receivable reserves (6)	4,813	(456)
Change in tax effect of total adjustments (9)	(4,279)	(2,861)
Adjusted net income, previous definition	$89,913	$112,665
Adjusted earnings per share, previous definition
Basic	$0.94	$1.23
Diluted	$0.90	$1.14

Weighted average shares outstanding
Basic	95,725	91,818
Diluted	99,418	98,452
___________________________
(1)Includes depreciation related to our distribution centers, which is included within the cost of sales line item in our condensed consolidated statements of operations and comprehensive income.
(2)Includes non-cash share-based compensation expense and cash dividends paid on vested share-based awards as a result of dividends declared in connection with recapitalizations that occurred in fiscal 2018 and 2016.
(3)Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(4)Represents other non-recurring, non-cash or non-operational items, such as store closing costs, loss on debt extinguishment, costs related to employer payroll taxes associated with equity awards, technology upgrade implementation costs, legal settlements and other legal expenses, certain personnel-related costs, strategic project costs and miscellaneous costs.
(5)Consists of the non-cash portion of rent expense, which represents the difference between our straight-line rent expense recognized under GAAP and cash rent payments. The adjustment can vary depending on the average age of our lease portfolio.
(6)Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(7)Represents the amortization of debt issuance costs and incremental amortization of an asset step-up resulting from purchase price accounting related to our acquisition in 2014 by an investment fund affiliated with Hellman & Friedman LLC, which included trademarks, customer lists, and below-market leases.
(8)Represents adjustments to normalize the effective tax rate for the impact of unusual or infrequent tax items that we do not consider in our evaluation of ongoing performance, including excess tax benefits related to stock option exercises and vesting of restricted stock units that are recorded in earnings as discrete items in the reporting period in which they occur.
(9)Represents the tax effect of the total adjustments. We calculate the tax effect of the total adjustments on a discrete basis excluding any non-recurring and unusual tax items.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of fiscal 2021 (52 weeks) to fiscal 2020 (53 weeks) , page 52
2.     When two or more factors are cited as variance factors in your annual and interim period filings, please quantify each so investors may understand the magnitude and relative impact of each. In particular, you cite inflationary cost increases and supply chain constraints as factors affecting cost of sales as a percentage of net sales without quantifying either in your annual period and second quarter fiscal 2022 analyses. Refer to section 501.04 of the staff’s Codification of Financial Reporting Policies. Also, refer to Item 303(b)(2)(iii) of Regulation S-K in quantifying the impact of the factors cited for changes in comparable store sales due to each of the average transaction size, number of transactions and customer traffic.
Response:
The Company advises the Staff that beginning with the Form 10-Q for third quarter of fiscal 2022, when two or more factors are cited as variance factors in the annual and interim period filings, the Company will quantify each material factor if reasonably feasible. We may not include amounts for all of the material factors because certain information is very difficult or impossible to quantify and/or not material to an investor’s understanding of our business and financial performance as a whole. For example, the interdependencies between the leading factors that contribute to changes in cost of sales as a percentage of net sales (i.e. inflationary cost increases and supply chain constraints) make it very difficult and sometimes impossible to quantify the extent to which any singular factor contributed to cost of sales as a percentage of net sales.
For the Staff’s reference, set forth below is an illustrative example, with tracked changes of disclosures for the second quarter of fiscal 2022, showing the planned future quantification of material factors that will be provided beginning in the Form 10-Q for third quarter of fiscal 2022, as applicable (amounts in thousands, except percentages):
Net Sales

	13 Weeks Ended				26 Weeks Ended
	July 2, 2022	July 3, 2021	$ Change	% Change	July 2, 2022	July 3, 2021	$ Change	% Change
Net sales	$897,659	$775,535	$122,124	15.7%	$1,729,086	$1,528,001	$201,085	13.2%
The increase in net sales for the 13 and 26 weeks ended July 2, 2022 compared to the same periods in fiscal 2021 was attributable to an increase in comparable store sales as well as non-comparable store net sales growth from the net 25 new stores opened over the last 12 months.
Comparable store sales increased 11.2% for the 13 weeks ended July 2, 2022 and 8.2% for the 26 weeks ended July 2, 2022 compared to the same periods in fiscal 2021. The increase in comparable store sales for the 13 ~~and 26~~ weeks ended July 2, 2022 was driven by a X.X% increase~~s~~ in ~~both~~ average transaction size ~~and~~combined with a X.X% increase in number of transactions. Similarly, the increase in comparable store sales for the 26 weeks ended July 2, 2022 was driven by a X.X% increase average transaction size along with a X.X% increase in number of transactions.
Cost of Sales

	13 Weeks Ended				26 Weeks Ended
	July 2, 2022	July 3, 2021	$ Change	% Change	July 2, 2022	July 3, 2021	$ Change	% Change
Cost of sales	$618,248	$537,737	$80,511	15.0%	$1,198,786	$1,058,276	$140,510	13.3%
% of net sales	68.9%	69.3%			69.3%	69.3%
The increase in cost of sales for the 13 and 26 weeks ended July 2, 2022 compared to the same periods in fiscal 2021 was primarily the result of an increase in comparable store sales combined with ~~new store growth~~25 net new stores opened over the last 12 months (as discussed above).

Costs as a percentage of net sales decreased for the 13 weeks ended July 2, 2022 compared to the same period in fiscal 2021 as ~~a favorable purchasing environment~~increases in retail pricing and ~~strong inventory management~~reduced product markdowns more than offset ~~ongoing~~the impact of inflationary product and supply chain cost pressures. For the 26 weeks ended July 2, 2022, ~~C~~costs as a percentage of net sales were flat ~~for the 26 weeks ended July 2, 2022 compared to the same period in fiscal 2021 as a result of the above mentioned factors~~as higher retail pricing offset the impact of inflationary product and supply chain cost pressures.
Gross Profit and Gross Margin

	13 Weeks Ended				26 Weeks Ended
	July 2, 2022	July 3, 2021	$ Change	% Change	July 2, 2022	July 3, 2021	$ Change	% Change
Gross profit	$279,411	$237,798	$41,613	17.5%	$530,300	$469,725	$60,575	12.9%
Gross margin	31.1%	30.7%			30.7%	30.7%
The increase in gross profit for the 13 and 26 weeks ended July 2, 2022 compared to the same periods in fiscal 2021 was primarily the result of ~~new store growth~~25 net new stores opened over the last 12 months and an increase in comparable store sales (as discussed above).
Our gross margin increased for the 13 weeks ended July 2, 2022 compared to the same period in fiscal 2021 as ~~a favorable purchasing environment~~increases in retail pricing and ~~strong inventory management~~reduced product markdowns more than offset ~~ongoing~~the impact of inflationary product and supply chain cost pressures, as discussed previously. For the 26 weeks ended July 2, 2022, o~~O~~ur gross margin remained flat ~~for the 26 weeks ended July 2, 2022 compared to the same period in fiscal 2021 primarily due to the above mentioned factors~~as higher retail pricing offset the impact of inflationary product and supply chain cost pressures.

Selling, General and Administrative Expenses ("SG&A")

	13 Weeks Ended				26 Weeks Ended
	July 2, 2022	July 3, 2021	$ Change	% Change	July 2, 2022	July 3, 2021	$ Change	% Change
SG&A	$224,225	$192,955	$31,270	16.2%	$431,658	$381,553	$50,105	13.1%
% of net sales	25.0%	24.9%			25.0%	25.0%
The increase in SG&A for the 13 ~~and 26~~ weeks ended July 2, 2022 compared to the same period~~s~~ in fiscal 2021 was ~~primarily~~ driven by ~~increases~~$X.X million in higher store-related expenses and $X.X million in higher corporate-related expenses. Store-related expenses primarily increased as a result of higher commission payments to IOs~~,~~ reflecting gross profit growth as well as higher ~~incentive compensation expenses reflecting improved performance trends versus prior year, and additional~~ store occupancy ~~and maintenance~~ costs due to ~~a higher store count~~25 net new stores opened over the last 12 months. Corporate-related expenses increased largely due to higher incentive compensation reflecting stronger financial performance versus the prior year.
The increase in SG&A for the 26 weeks ended July 2, 2022 compared to the same period in fiscal 2021 was driven by $X.X million in higher store-related expenses and $X.X million in higher corporate-related expenses. Store-related expenses primarily increased as a result of higher commission payments to IOs reflecting gross profit growth as well as higher store occupancy costs due to 25 net new stores opened over the last 12 months. Corporate-related expenses increased largely due to higher incentive compensation reflecting stronger financial performance versus the prior year.
As a percentage of net sales, SG&A remained relatively flat for the 13 and 26 weeks ended July 2, 2022 compared to the same periods in fiscal 2021.

Form 10-Q for the Interim Period Ended July 2, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the 13 and 26 weeks ended July 2, 2022 and July 3, 2021
Cost of Sales, page 26
3.     Please explain to us and expand your disclosure to discuss what the cited factors of "favorable purchasing environment" and "strong inventory management" represent, and how they more than offset ongoing inflationary pressures. In connection with this, tell us and disclose as appropriate what is meant by your disclosure in "Impact of Inflation" on page 32 of "flexibility of our unique buying model," "ability to price our products frequently" and "selective price increases" to partially offset the impact of inflation on your business and reconcile this partial impact with the fulsome inflationary offset disclosure noted in the first sentence of the comment.
Response:
While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced varying levels of inflation, resulting in part from various supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain and other disruptions caused by the COVID‐19 pandemic and the uncertain economic environment. However, because of the flexibility of our unique opportunistic buying model, including our ability to pivot within our extensive supplier network and quickly adjust pricing based on competitive benchmarks, together with reduced product markdowns, we were able to offset the gross margin rate impact of product and supply chain cost inflation on our business during the 13 and 26 weeks ended July 2, 2022, as disclosed on page 26 of the Form 10-Q for second quarter of fiscal 2022. In our response to comment #2 above, we have provided an illustrative example of the planned future disclosure of the cost of sales comparison, which we believe provides clarity to the previously cited factors of "favorable purchasing environment" and "strong inventory management".
With regard to our "Impact of Inflation" disclosure on page 32 of the Form 10-Q for second quarter of fiscal 2022, our intention was to disclose the impact of inflation on the Company’s overall operating results. For instance, in addition to cost of sales, we also experienced inflationary pressures on various SG&A costs including personnel, travel and other operational costs during the 26 weeks ended July 2, 2022. Therefore, we were able to partially offset the impact of inflation on our overall operating results through the efforts to maximize gross margin as discussed above.
The Company advises the Staff that beginning with the Form 10-Q for third quarter of fiscal 2022, the Company will provide additional clarifying language as to how inflation impacted the Company in the applicable quarter versus prior periods, such as the above mentioned factors.

If you have additional questions or comments with respect to this letter, please contact the undersigned at (510) 704-2843.

Sincerely,

/s/ Charles C. Bracher

Charles C. Bracher
Chief Financial Officer

cc: Eric J. Lindberg, Jr., Chief Executive Officer
Lindsay E. Gray, Vice President and Corporate Controller
Luke D. Thompson, Sr. Vice President, General Counsel and Secretary